DEED OF AMENDMENT

THIS DEED OF AMENDMENT NO. 4 TO THE TRANSACTION AGREEMENT (this "Amendment") dated this 13th day of November 2003 has been entered into between AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold") and Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana ("Ashanti").

WHEREAS, AngloGold and Ashanti are parties to a Transaction Agreement, dated 4 August 2003, as amended by the Deed of Amendment No.1 to the Transaction Agreement between AngloGold and Ashanti, dated 2 September 2003, as amended by the Deed of Amendment No.2 to the Transaction Agreement between AngloGold and Ashanti, dated 23 September 2003, and as amended further by the Deed of Amendment No.3 to the Transaction Agreement between AngloGold and Ashanti, dated 29 October 2003 (collectively, the "Transaction Agreement"), whereby AngloGold and Ashanti propose to effect a business combination transaction in which AngloGold will acquire all of the issued and outstanding ordinary shares of Ashanti pursuant to a scheme of arrangement between Ashanti and its shareholders under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended; and

WHEREAS, AngloGold and Ashanti propose to amend the Transaction Agreement in the manner provided herein in order to reflect certain matters agreed to between AngloGold and Ashanti subsequent to the date of the Transaction Agreement.

NOW, THIS DEED OF AMENDMENT WITNESSETH AS FOLLOWS:

1. For purposes of this Amendment, capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Transaction Agreement.

2. Section 9.01(b) of the Transaction Agreement is hereby amended in its entirety to read as follows:

"(b)   This Agreement shall terminate automatically without any action by the Company or AngloGold if the conditions set forth in paragraphs 2.15 or 2.16 of Annex A have not been satisfied (or waived in whole or in part by AngloGold) on or before 12 December 2003 or such later date as may be agreed in writing by the Company and AngloGold."

3. Except as expressly set forth herein, the Transaction Agreement shall remain in full force and effect.

4. This Amendment shall be governed by and construed in accordance with English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the English Courts.

5. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY
ANGLOGOLD LIMITED acting by
authorized signatory(s) who in
accordance with the laws of the Republic
of South Africa are acting under the
authority of ANGLOGOLD LIMITED

By: _____
    Name: D L HODGSON
    Title: Director

By: _____
    Name: Y Z SIMELANE
    Title: Managing Secretary

EXECUTED AS A DEED BY
ASHANTI GOLDFIELDS COMPANY
LIMITED acting by authorized signatory
who in accordance with the laws of the
Republic of Ghana is acting under the
authority of ASHANTI GOLDFIELDS
COMPANY LIMITED

By: _____
    Name:
    Title:

By: _____
    Name:
    Title:

Amendment #4

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: _____
     Name:
     Title:

By: _____
     Name:
     Title:

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: _____
     Name: S. Venkatakrishnan
     Title: Director

By: _____
     Name: M. Botsio - Phillips
     Title: Director